

Bradford & Bingley

03 JUL -1 AM 7:21

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL



03024161

Tel. 01274 806106

20 June 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

3 June 2003

BRADFORD & BINGLEY PLC COMPLETES ACQUISITION OF IFA, HOLDEN MEEHAN

Further to an announcement issued on 29 April, Bradford & Bingley Plc is pleased to announce that it has received regulatory approval from the FSA enabling completion of its acquisition of Holden Meehan Independent Financial Advisers Limited.

The new business will trade as Charcol Holden Meehan Ltd with immediate effect.

Ends

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
01274 806112

Investor Relations Advisers
MacMaster & Company
Kirsten Hendrie
020 7493 9500

Media Relations
Siobhan Hotten
020 7067 5627

Media Relations Advisers
Tulchan Communications
Kate Inverarity 020 7353 4200

Re 82-5154

RNS | The company news service from the London Stock Exchange

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03 JUL -1 AM 7:21

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:28 3 Jun 2003
Number	8861L

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 175,000 of its ordinary shares on Tuesday, 3 June 2003 at a price of 346.16p per share.

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Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 110,000 of its ordinary shares on Wednesday, 4 June 2003 at a price of 348.58p per share.

le 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Thursday, 5 June 2003 at a price of 349.87p per share.

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 400,000 of its ordinary shares on Monday, 9 June 2003 at a price of 348.5p per share.

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 450,000 of its ordinary shares on Tuesday, 10 June 2003 at a price of 341.23p per share.

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 250,000 of its ordinary shares on Friday, 13 June 2003 at a price of 349.2p per share.